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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 6/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: SpreadZero LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 West 57th Street, 24th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth George (603) 380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state last, first, middle name)

PO Box 2555, Hamilton Square, NJ 08690
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)







OATH OR AFFIRMATION

I, Kenneth George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SpreadZero LLC, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Kenneth George, CFO/FINop

Kathy Kucharski
Notary Public 9-7-18

Kathryn M Kucharski
Notary Public, State of New Hampshire
My Commission Expires April 11, 2023

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(ii) exemption.
(x)	(p)	Management's assertion letter regarding (k)(2)(ii) exemption.

SPREADZERO LLC

FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITOR'S REPORT

JUNE 30, 2018

SPREADZERO LLC
Table of Contents
June 30, 2018

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC
  ACCOUNTING FIRM   1

FINANCIAL STATEMENTS

  Statement of Financial Condition   2

  Statement of Operations   3

  Statement of Changes in Member's Equity   4

  Statement of Cash Flows   5

  Notes to Financial Statements   6 – 8

SUPPLEMENTAL INFORMATION:

  Schedule I - Computation of Net Capital Pursuant to Uniform
       Net Capital Rule 15c3-1 of the SEC   9
  Schedule II & III – Computation for Determination of the Reserve
       Requirements and Information Relating to Possession
       or Control Requirements   10
OTHER REPORT

  Report of Independent Registered Public Accounting
  Firm – Exemption Report   11

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Member
SpreadZero LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of SpreadZero LLC as of June 30, 2018, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of SpreadZero LLC as of June 30, 2018 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not generated any revenue, has incurred recurring losses since inception and has limited cash on hand. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. My opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of SpreadZero LLC's management. My responsibility is to express an opinion on SpreadZero LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to SpreadZero LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.

Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of SpreadZero LLC's financial statements.

The supplemental information is the responsibility of SpreadZero LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as SpreadZero LLCs auditor since 2018.

Michael T. Remus, CPA
Hamilton Square, New Jersey
September 7, 2018

SpreadZero LLC

Statement of Financial Condition

June 30, 2018

ASSETS

Cash	$	9,955
Other receivables		18,980
TOTAL ASSETS	$	28,935

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$	-

Member's Equity

Member's capital		719,923
Deficit accumulated in the development stage		(690,988)
Total member's equity		28,935
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	28,935

The accompanying notes are an integral part of this financial statement.

2

SpreadZero LLC
Statement of Operations
For the Year Ended June 30, 2018

Revenues			$ -
Expenses			
Regulatory fees	$	1,800	
Professional services		31,022	
General and administrative		6,579	
Total expenses			39,401
Net loss			$ (39,401)

The accompanying notes are an integral part of this financial statement.

3

SpreadZero LLC
Statement of Changes in Member's Equity
For the Year Ended June 30, 2018

Balance - July 1, 2017	$	39,422
Capital contributions		28,914
Net loss		(39,401)
Balance - June 30, 2018	$	28,935

The accompanying notes are an integral part of this financial statement.

4

SpreadZero LLC
Statement of Cash Flows
For the Year Ended June 30, 2018

Cash flows from operating activities:		
Net loss	$	(39,401)
Adjustments to reconcile net loss to net cash used in operating activities:		
Allocation of Company expenses contributed by Parent as capital		28,914
Net change in operating assets and liabilitites:		
Increase in other receivable		(18,980)
(Decrease) in accrued expenses		(7,500)
Net cash used in operating activities		(36,967)
Net decrease in cash		(36,967)
Cash, beginning of year		46,922
Cash, end of year	$	9,955
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITY:		
Contribution of amounts due to Parent to capital	$	28,914
Cash paid for income taxes	$	-
Cash paid for interest	$	-

The accompanying notes are an integral part of this financial statement.

5

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION AND NATURE OF BUSINESS

SpreadZero LLC (the "Company"), a wholly owned subsidiary of SpeadZero Inc., formerly SpreadZero Holdings Inc. (the Parent) was formed as a limited liability company in Delaware on October 23, 2007. The Company was formed to engage in the management of its Parent's proprietary trading platform for debt and equity securities.

On January 6, 2009 the Company became a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc.

The Companies activities are subject to significant risks and uncertainties, including the risk and uncertainty that planned operations do not materialize as planned.

(b) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(c) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. There were no cash equivalents at June 30, 2018.

(e) INCOME TAXES

The Company is not subject to income taxes. The member reports its distributive share of income or loss on their own tax return. The tax years that remain subject to examination by taxing authorities are 2017, 2016 and 2015.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based in the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at June 30, 2018. This determination will always be subject to ongoing evaluation as facts and circumstances may require.

In addition, the Company paid $1,770 in State income tax related penalties that have been included in the included in the Statement of Operations for the year ended June 30, 2018.

(f) START-UP AND ORGANIZATIONAL COSTS

Start-up and organizational costs are expensed as incurred.

(g) RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending June 30, 2018, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

(h) SUBSEQUENT EVENTS

For the year ended June 30, 2018, the Company has evaluated subsequent events for potential recognition or disclosure through September 7, 2018, the date the financial statements were available for issuance.

Note 2. CURRENT OPERATING ENVIRONMENT

To date, the Company has not generated revenue, has incurred losses since inception and has limited cash on hand. Collectively, these factors raise substantial doubt about the Company's ability to continue as a going concern.

Management believes that its Parent will provide it with additional capital on an as-needed basis in the form of either subordinated loans or additional capital contributions to ensure that it is able to continue its operations. The Parent, however, may not have sufficient cash flows to provide such funds without raising additional capital for itself. In the event the Company is unable to obtain additional financing, there is no assurance that the Company will be able to continue as a going concern.

The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2018, the Company had net capital and net capital requirements of $9,955 and $5,000, respectively. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of June 30, 2018, the Company's net capital ratio was .00 to 1.

The Company operates pursuant to the exemption in SEC Rule 15c3-3(k)(2)(ii).

Note 4. CASH CREDIT RISK CONCENTRATION

The Company maintains an account in a bank located in the New York area that is covered by federal insurance at June 30, 2018.

Note 5. COMMITMENTS AND CONTINGENCIES

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of June 30, 2018, the Company was not in violation of the requirement.

The Company had no lease or rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at June 30, 2018 or during the year then ended.

Note 6. RELATED PARTY TRANSACTIONS

The Company's operating expenses are allocated from its Parent pursuant to an expense sharing agreement. Pursuant to such arrangement, the Company is allocated its share of certain Parent operating costs monthly based upon usage and the mutual agreement of the Company and its Parent. The Parent also pays for certain professional fees on behalf of the Company. For the year ended June 30, 2018, the allocation of Company expenses contributed by its Parent as capital was $28,914.

Note 7. EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" .

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2018

SpreadZero LLC

Schedule I - Computation of Net Capital Pursuant to SEC Uniform Net Capital Rule 15c3-1

June 30, 2018

Credit:		
Member's Equity	$	28,935
Debits:		
Nonallowable assets:		
Other receivable		18,980
Total debits		18,980
Net capital before haircuts		9,955
Haircuts on securities positions		-
Net Capital		9,955
Minimum requirements of 6-2/3% of aggregate indebtedness of $0		
or SEC requirement of $5,000, whichever is greater		5,000
Excess net capital	$	4,955
Aggregate Indebtedness:		
Accrued expenses		-
Total aggregate indebtedness	$	-
Ratio of Aggregate Indebtedness to Net Capital		.00 to 1

NOTE: There are no material differences between the above computation of net capital
and the corresponding computation as submittted by the Company with the
unaudited Form X-17A-5 as of June 30, 2018.

SpreadZero LLC

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

YEAR ENDED June 30, 2018

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by SpreadZero LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of June 30, 2018

"EXEMPT UNDER 15c3-3(k)(2)(ii)

Pursuant to rule 15c 3-3 relating to possession or control requirements, SpreadZero LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended June 30, 2018 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3.   The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ   08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
SpreadZero LLC

I have reviewed management's statements, included in the accompanying Exemption report, in which (1) SpreadZero LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which SpreadZero LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under— k(2)(ii),   (the "exemption provisions") and (2) SpreadZero LLC stated that SpreadZero LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SpreadZero LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SpreadZero LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
September 7, 2018

SpreadZero LLC
152 W 7th Street
New York NY 10019
(917) 716-3542

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

SpreadZero LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.P.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.P.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.P.R. 5240.15c3-3 under the following provisions of 17 C.P.R. 5240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.P.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

SpreadZero LLC

I, Kenneth George, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By:

Kenneth R. George
FINOP/CFO

September 7, 2018